EX-35.1
OFFICER'S CERTIFICATE
Centerline Servicing Inc.,

The undersigned, John Lloyd, Director of Centerline Servicing Inc., (Centerline) (f/k/a ARCap Servicing, Inc.), the Subservicer, under that Subservicing Agreement (the "Agreement") dated as of April 1, 2008, between Centerline and Column Financial, Inc., for CSFB 2008-C1 hereby certifies as follows:


1. a review of the activities of the Servicer and of its performance under the Agreement during the calendar year 2008 has been made under the undersigned's supervision;

2. to the best of the undersigned's knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Agreement in all material respects throughout such calendar year 2008; and

IN WITNESS WHEREOF, as of the 2nd day of March, 2009, I have hereunto signed my name.

Centerline Servicing Inc.,
a Delaware  corporation

By: /s/ John Lloyd
John Lloyd, Director